Exhibit 99.1

Real to Acquire REMAX, Creating a Leading Technology-Enabled
Global Real Estate Platform

Unites Real’s AI-powered brokerage platform with REMAX’s iconic real estate brand and global reach to deliver differentiated home buying and selling experience for over 180,000 real estate professionals and their clients across more than 120 countries and territories

Combined company would have generated approximately $2.3 billion in annual revenue and $157 million in Adjusted EBITDA before synergies in 2025, on a pro forma basis

Transaction is expected to be accretive to Real’s earnings and EBITDA margin within first full year of closing

Real to host conference call and webcast today at 8:30am ET

MIAMI & DENVER — April 27, 2026 — The Real Brokerage Inc. (NASDAQ: REAX) (“Real”), a leading technology-powered real estate brokerage, and RE/MAX Holdings, Inc. (NYSE: RMAX) (“RE/MAX Holdings”), the parent company of RE/MAX, LLC (“REMAX”), one of the world’s leading franchisors of real estate brokerage services, today announced that they have entered into a definitive agreement under which Real will acquire RE/MAX Holdings to create a leading technology-enabled global real estate platform named Real REMAX Group. The transaction implies an enterprise value for RE/MAX Holdings of approximately $880 million, representing a fully synergized multiple of 7x 2025 EBITDA. The transaction is expected to be accretive to Real’s earnings and Adjusted EBITDA margin within the first full fiscal year following the close of the transaction, excluding non-recurring merger and integration related expenses.

The acquisition brings together two complementary business models, uniting Real’s AI-powered, high-growth brokerage platform, proprietary software and vibrant agent community with REMAX’s iconic real estate brand and expansive global franchise network with a presence in more than 120 countries and territories and more than 145,000 agents. The combined company will deliver a differentiated end-to-end home buying and home selling experience for the combined company’s nearly 8,500 franchisees and 180,000+ agents, more than 100,000 of whom are based in the U.S. and Canada. REMAX and Motto Mortgage, the first and only national mortgage brokerage franchise brand in the U.S., will continue to operate under their current brands. Real will continue to operate as an owned brokerage under the Real brand.

“This acquisition is an important step on our journey to build a technology platform that empowers real estate professionals and improves the consumer experience,” said Tamir Poleg, Chairman and Chief Executive Officer of Real. “Bringing together Real’s technology and operating model with REMAX’s global reach and franchise model is a transformational moment for the industry. Together, we will create a more innovative, more productive and more connected real estate ecosystem that we believe will generate substantial long-term value for agents, franchisees, consumers and shareholders.”

“REMAX is pleased to announce this transaction with Real to create a leading global real estate platform,” said Erik Carlson, Chief Executive Officer of RE/MAX Holdings. “Real brings differentiated, best-in-class technology that we believe will drive greater choice, higher productivity and expanded support to our network. By joining forces, we will be positioned to deliver a more enhanced experience for all stakeholders – from agents to franchisees to consumers to shareholders – all while strengthening the culture and flexibility that make our brands special.”

“This is an extraordinary day in the history of REMAX, and I’m thrilled for what this transaction means for REMAX franchisees, agents and clients, as well as shareholders,” said Dave Liniger, REMAX Co-Founder and Chairman of the Board. “When Gail and I founded REMAX in 1973, we built a company for business-minded entrepreneurs with a customer-service mindset. For more than 50 years, REMAX has attracted trusted, productive professionals, shaped the real estate industry, and changed the lives of buyers and sellers around the world. To see the incredible momentum and strength of the REMAX brand today, I know now is the right time and Real is absolutely the right partner to move REMAX into the future. Gail and I look forward to watching REMAX enter its next chapter alongside Real.”

Strategic and Financial Benefits of Transaction

●	Complementary operating models supported by AI and proprietary technology: The transaction brings together Real’s fast-growing technology-enabled brokerage platform and highly efficient operating model with REMAX’s capital-light, higher-margin franchise network and globally recognized brand. The combined company will create a differentiated real estate business spanning brokerage, franchising, fintech and ancillary services.

●	Enhanced value proposition for agents and franchisees: Real estate professionals operating under either brand will benefit from the opportunity to utilize reZEN, Real’s integrated technology platform, providing them with greater productivity through streamlined transaction management, AI automation and integrated financial services, including Real Wallet. Franchisees are expected to benefit from stronger agent attraction and retention, expanded revenue opportunities and lower operating costs, while maintaining their existing business model and brand identity.

●	Better outcomes for consumers: Real and REMAX supported approximately 1 million transaction sides in North America and 1.8 million globally in 2025. The combined platform, including Real’s innovative AI tools, is expected to deliver a more efficient home buying and selling experience, with faster response times, improved transparency and more consistent execution across the transaction lifecycle, while expanding consumer access to integrated services, including mortgage and title.

●	Stronger financial profile and cash generation: The transaction is expected to be accretive to Real’s earnings and Adjusted EBITDA margin within the first full fiscal year following the close of the transaction, excluding non-recurring merger and integration-related expenses. The combined company will benefit from a diversified earnings profile and, on a pro forma basis, would have generated approximately $2.3 billion in annual revenue and $157 million in Adjusted EBITDA before synergies in 2025.[1] Strong cash flow for the combined company is expected to support rapid deleveraging consistent with Real’s targeted leverage ratio of sub-2.0x net debt-to-Adjusted EBITDA by the end of the second full fiscal year following the close of the transaction, while enabling continued investment in growth and technology.

●	Cost synergies expected to drive margin expansion and strategic reinvestment: The transaction is expected to generate approximately $30 million of annual run-rate cost savings, with the majority expected to be realized within calendar year 2027. These savings are expected to be primarily generated from shared services, corporate and public company costs and technology efficiencies and are expected to contribute approximately 100 basis points of margin expansion once fully realized.

1 Pro forma results as presented in this press release represent the combined Real and REMAX fiscal year 2025 results and are not intended to represent pro forma financials under Section 11 of Regulation S-X under the Securities Exchange Act of 1934, as amended. See the Appendix for a reconciliation of historical non-GAAP financial measures.

Leadership

Following the close of the transaction, Real Chief Executive Officer Tamir Poleg will serve as Chairman and Chief Executive Officer of the new Real REMAX Group. Real’s Chief Operating Officer, Jenna Rozenblat, will serve as Chief Integration Officer in connection with the transaction. Additional leadership positions within the Real REMAX Group are expected to leverage the combined strengths of both organizations. The combined company’s 10-member board will include 3 members from the RE/MAX Holdings board.

Real REMAX Group will be headquartered in Miami with significant operations remaining in the Denver area. Its stock is expected to trade on NASDAQ under the ticker REAX.

Transaction Terms

Under the terms of the agreement, which has been approved by the boards of directors of both companies, the parties will form a new holding company called Real REMAX Group.

The transaction values each RE/MAX Holdings share at $13.80 based on Real’s closing price on April 24, 2026. Under the terms of the agreement, RE/MAX Holdings shareholders will have the right to elect to receive 5.152 shares of Real REMAX Group or $13.80 in cash, subject to proration such that the aggregate cash proceeds to RE/MAX Holdings shareholders in the transaction will be no less than $60 million and no greater than $80 million. Real shareholders will receive 1 share of Real REMAX Group for each Real share.3 Following the closing of the transaction, Real shareholders are expected to own approximately 59% of the combined company, and RE/MAX Holdings shareholders are expected to own approximately 41% on a fully diluted basis, assuming the midpoint of available cash consideration to RE/MAX Holdings shareholders. The transaction is intended to qualify as a tax-free transaction for U.S. federal income tax purposes.

Time to Close, Approvals and Financing

The transaction is expected to close in the second half of 2026, subject to customary closing conditions, regulatory approvals and approval by each company’s shareholders. Dave Liniger, the co-founder and Chairman of RE/MAX Holdings, controls approximately 38% of the voting power of RE/MAX Holdings’ outstanding shares and has agreed to vote the shares he controls in favor of the transaction. Certain officers and directors of Real and their affiliated entities, who collectively own approximately 16% of Real’s outstanding shares, have agreed to vote their shares in favor of the transaction.

The transaction is not subject to financing. Real has secured a $550 million financing commitment arranged by Morgan Stanley Senior Funding, Inc. and Apollo Global Funding, LLC as joint lead arrangers and bookrunners to refinance RE/MAX Holdings’ existing debt and to fund the cash portion of the transaction consideration and transaction costs.

Advisors

Morgan Stanley & Co. LLC is serving as exclusive financial advisor to Real, Willkie Farr & Gallagher LLP and Gowling WLG (Canada) LLP are serving as legal advisors in the U.S. and Canada, respectively, and Joele Frank, Wilkinson Brimmer Katcher is serving as strategic communications advisor.

J.P. Morgan Securities LLC is serving as exclusive financial advisor to RE/MAX Holdings, Morrison & Foerster LLP is serving as legal advisor and H/Advisors Abernathy is serving as strategic communications advisor.

2 To be adjusted to reflect 10-for-1 share consolidation of Real shares immediately prior to closing.

3 Following a 10-for-1 consolidation of Real’s shares.

Conference Call and Webcast Information

Real will host a conference call and webcast today at 8:30 a.m. ET to discuss the transaction. The conference call can be accessed by dialing 888-506-0062 (Toll Free) or 973-528-0011 (international) and entering access code 176414. The webcast can be accessed at: https://www.webcaster5.com/Webcast/Page/2699/53932.

A link to the live webcast and associated presentation materials will also be available on the Investor Relations section of the Real website at https://investors.onereal.com/overview/default.aspx. A replay of the webcast will also be available on the Real website.

Real First Quarter 2026 Earnings

As previously announced, Real will hold a conference call to discuss its financial results for the first quarter 2026, at 8:00 a.m. ET on Thursday, May 7, 2026. An audio-only webcast of the call will be available on the Investor Relations section of the Company’s website at https://investors.onereal.com/.

RE/MAX Holdings First Quarter 2026 Earnings

RE/MAX Holdings will no longer be holding its first quarter 2026 earnings conference call and webcast scheduled for May 8, 2026, due to the pending transaction.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life’s most complex transaction simpler. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports more than 33,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

About RE/MAX Holdings, Inc.

RE/MAX Holdings, Inc. (NYSE: RMAX) is one of the world's leading franchisors in the real estate industry, franchising real estate brokerages globally under the REMAX® brand, and mortgage brokerages within the U.S. under the Motto® Mortgage brand. REMAX was founded in 1973 by Dave and Gail Liniger, with an innovative, entrepreneurial culture affording its agents and franchisees the flexibility to operate their businesses with great independence. Now with more than 145,000 agents in nearly 8,500 offices and a presence in more than 120 countries and territories, nobody in the world sells more real estate than REMAX, as measured by total residential transaction sides. Dedicated to innovation and change in the real estate industry, RE/MAX Holdings launched Motto Franchising, LLC, a ground-breaking mortgage brokerage franchisor, in 2016. Motto Mortgage, the first and only national mortgage brokerage franchise brand in the U.S., has offices across more than 40 states.

Cautionary Disclosure Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable United States and Canadian securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements/forward-looking information include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “project,” “estimate,” “potential,” “plan,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements/forward-looking information include, but are not limited to, statements related to the expected benefits of the proposed transaction; the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, including the expected leverage of the combined company and the amount and timing of synergies from the proposed transaction; the completion of the transaction and the expected timeline; and the ability to satisfy all closing conditions, including the receipt of required approvals for the transaction. Forward-looking statements/forward-looking information inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements, including statements about the consummation of the proposed transaction and the anticipated benefits thereof. Where, in any forward-looking statement, The Real Brokerage Inc. (“Real”) or RE/MAX Holdings, Inc. (“RE/MAX Holdings”) express an expectation or belief as to future results or events, it is based on Real and/or RE/MAX Holdings’ current plans and expectations, expressed in good faith and believed to have a reasonable basis. However, neither Real nor RE/MAX Holdings can give any assurance that any such expectation or belief will result or will be achieved or accomplished. Important risk factors that may cause such a difference include, but are not limited to: Real’s and RE/MAX Holdings’ ability to consummate the proposed transaction on the expected timeline or at all; Real’s and RE/MAX Holdings’ ability to obtain the necessary regulatory approvals in a timely manner and the risk that such approvals are not obtained or are obtained subject to conditions that are not anticipated; Real’s or RE/MAX Holdings’ ability to obtain approval of their shareholders; the risk that a condition of closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, including in circumstances requiring Real or RE/MAX Holdings to pay a termination fee; the diversion of management time on transaction-related issues; risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters; the risk that the proposed transaction and its announcement could have an adverse effect on Real’s and RE/MAX Holdings’ ability to retain agents, franchisees and personnel or that there could be potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; potential litigation relating to the proposed transaction that could be instituted against the parties to the merger agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the ability of the combined company to achieve the synergies and other anticipated benefits expected from the proposed transaction or such synergies and other anticipated benefits taking longer to realize than anticipated; the ability of the combined company to achieve the expected leverage or such leverage taking longer to realize than anticipated; Real’s ability to integrate RE/MAX Holdings promptly and effectively; anticipated tax treatment, unforeseen liabilities, future capital expenditures, economic performance, future prospects and business and management strategies for the management, expansion and growth of the combined company’s operations; certain restrictions during the pendency of the proposed transaction that may impact Real’s or RE/MAX Holdings’ ability to pursue certain business opportunities or strategic transactions or otherwise operate their respective businesses; and other risk factors detailed from time to time in Real’s and RE/MAX Holdings’ reports filed with the SEC and Real’s reports filed with Canadian securities regulators, including Real’s annual report on Form 40-F, current reports on Form 6-K and other documents filed with the SEC, and RE/MAX Holdings’ annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC and Real’s audited annual financial statements and annual management’s discussion and analysis for the financial year ended December 31, 2025 and Annual Information Form dated March 4, 2026 filed with Canadian securities regulators, including documents that will be filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement and the Real management information circular that will each be filed with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the Registration Statement will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements/forward-looking information. You should not place undue reliance on any of these forward-looking statements/forward-looking information as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Real’s or RE/MAX Holdings’ actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Real or RE/MAX Holdings operate, may differ materially from those made in or suggested by the forward-looking statements/forward-looking information contained in this press release. Neither Real nor RE/MAX Holdings assumes any obligation to publicly provide revisions or updates to any forward-looking statements/forward-looking information, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this press release nor the continued availability of this press release in archive form on Real’s or RE/MAX Holdings’ website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Important Information and Where to Find It

In connection with the proposed transaction between Real and RE/MAX Holdings, Real and RE/MAX Holdings will file relevant materials with the SEC and Canadian securities regulators, as applicable, including a management information circular of Real and a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of RE/MAX Holdings and prospectus of Real REMAX Group. Real’s management information circular will be mailed to securityholders of Real and the proxy statement/prospectus will be mailed to shareholders of each of RE/MAX Holdings and Real, in each case seeking their respective approval of the proposed transaction and other related matters. This press release is not a substitute for the Registration Statement, the proxy statement/prospectus, the Real management information circular or any other document that Real or RE/MAX Holdings (as applicable) may file with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF REAL AND RE/MAX HOLDINGS ARE URGED TO READ THE REGISTRATION STATEMENT, THE REAL MANAGEMENT CIRCULAR, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement, the Real management information circular and the proxy statement/prospectus (when they become available), as well as other filings containing important information about Real or RE/MAX Holdings, without charge at the SEC’s Internet website (http://www.sec.gov) and under Real’s profile on SEDAR+ at www.sedarplus.ca, as applicable. Copies of the documents filed with the SEC and the Canadian securities regulators by Real will be available free of charge on Real’s internet website at https://investors.onereal.com or by contacting Real’s investor relations contact at investors@therealbrokerage.com. Copies of the documents filed with the SEC by RE/MAX Holdings will be available free of charge on RE/MAX Holdings’ internet website at https://investors.remaxholdings.com or by contacting RE/MAX Holdings’ investor relations contact at investorrelations@remax.com. The information included on, or accessible through, Real’s website or RE/MAX Holdings’ website is not incorporated by reference into this press release or Real’s and RE/MAX Holdings’ respective filings with the SEC and Canadian securities regulators, as applicable.

Participants in the Solicitation

Real, RE/MAX Holdings, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Real is set forth in its management information circular for its 2026 annual meeting of shareholders, which was filed with the Canadian securities regulators on April 24, 2026 (the “Real Annual Meeting Circular”) and in its Form 6-K, which was filed with the SEC on April 24, 2026. Please refer to the sections captioned “Election of Directors,” “Statement of Corporate Governance Practices,” and “Compensation Discussion and Analysis” in the Real Annual Meeting Circular. To the extent holdings of such participants in Real’s securities have changed since the amounts described in the Real Annual Meeting Circular, such changes have been reflected on a Notice of Proposed Sale of Securities pursuant to Rule 144 under the U.S. Securities Act on Form 144 filed with the SEC and in insider reports filed with the Canadian securities regulators on SEDI at wwww.sedi.ca. Information about the directors and executive officers of RE/MAX Holdings is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 3, 2025 (the “RE/MAX Holdings Annual Meeting Proxy Statement”) and in its Form 8-K, which was filed with the SEC on May 20, 2025. Please refer to the sections captioned “Corporate Governance,” “Director Compensation,” “Information about Executive Officers,” “Compensation Discussion and Analysis,” “Stock Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” in the RE/MAX Holdings Annual Meeting Proxy Statement. To the extent holdings of such participants in RE/MAX Holdings’ securities have changed since the amounts described in the RE/MAX Holdings Annual Meeting Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1581091&owner=exclude under the tab “Ownership Disclosures.” These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Real management circular and the proxy statement/prospectus and the other relevant materials filed with the SEC and Canadian securities regulators, as applicable, when they become available.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act and otherwise in accordance with applicable Canadian securities laws.

Additional Information for Real Securityholders

The agreement contains customary deal protections, including non-solicitation and "fiduciary out" provisions, as well as termination fees payable to REMAX or Real, respectively, as the case may be, as disclosed in the agreement.

The transaction is subject to approval by Real’s securityholders as set forth in the agreement and court approval in the Province of British Columbia (as certain aspects of the transaction will be effected by way of a plan of arrangement completed under the Business Corporations Act (British Columbia)).

Real Contacts Investors Loren Irwin Director, Investor Relations and Financial Reporting investors@therealbrokerage.com 908.280.2515 Media press@therealbrokerage.com

RE/MAX Holdings Contacts

Investors

Joe Schwartz

SVP, Finance & Investor Relations

investorrelations@remax.com

Media
mediarelations@remax.com

H/Advisors Abernathy

Carina Davidson / Mallory Griffin

carina.davidson@h-advisors.global /
mallory.griffin@h-advisors.global

Appendix: Pro Forma Adjusted EBITDA Reconciliations

The Real Brokerage Inc.
$000	For the Year Ended December 31, 2025
Net Loss	$(8,066)
Finance Expenses, Net	554
Depreciation and Amortization	1,929
Stock-Based Compensation	68,146
Restructuring Expenses	250
Expenses Related to Litigation Settlement	777
Tax Benefit	(740)
Adjusted EBITDA	$62,850

RE/MAX Holdings, Inc.
$000	For the Year Ended December 31, 2025
Net income (loss)	$13,433
Depreciation and amortization	25,848
Interest expense	31,700
Interest income	(3,580)
Provision for income taxes	6,195
EBITDA	73,596
Settlement and impairment charges	(1,542)
Equity-based compensation expense	16,627
Fair value adjustments to contingent consideration	(109)
Restructuring charges	2,536
Change in estimated tax receivable agreement liability	715
Other adjustments	1,898
Adjusted EBITDA	$93,721

Combined Adjusted EBITDA	$156,571